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Exhibit (a)(9)

NORTH COAST ENERGY'S MAJORITY STOCKHOLDER AGREES TO TENDER SHARES

        Twinsburg, Ohio, December 10, 2003—North Coast Energy, Inc. (Nasdaq: NCEB) announced today that Nuon Energy & Water Investments, Inc., which holds approximately 86% of the outstanding common stock of North Coast Energy, entered into a Stock Tender Agreement with NCE Acquisition, Inc., a wholly owned subsidiary of EXCO Resources, Inc, under the terms of which it will tender all of its shares of North Coast Energy common stock to NCE Acquisition.

        Additionally, North Coast Energy announced that the related Escrow Agreement and the Unconditional Guaranty Agreement also were entered into as required by the terms of the tender offer.

        NCE Acquisition commenced a tender offer to purchase all the outstanding shares of common stock of North Coast Energy on December 5, 2003. NCE Acquisition's tender offer is conditioned upon a number of matters described in its Offer to Purchase dated December 5, 2003, which include there having been validly tendered and not withdrawn prior to the expiration of the offer at least 90% of the number of the then-outstanding shares of North Coast Energy's common stock (including shares issuable upon the exercise of then-outstanding options or warrants). The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, January 23, 2004, unless the offer is extended.

        EXCO Resources, Inc. is a private oil and gas acquisition, exploitation, development and production company headquartered in Dallas, Texas with principal operations in Texas, Louisiana, Colorado and Alberta, Canada.

        North Coast Energy, Inc. is a publicly traded independent gas and oil exploration and production company headquartered in Twinsburg, Ohio. The company's primary focus is the exploration for, and development and efficient production of, natural gas reserves in the Appalachian Basin.

        This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of North Coast Energy. EXCO Resources, through its wholly owned subsidiary NCE Acquisition, has filed with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. North Coast Energy has filed with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer. Stockholders can obtain these documents free of charge from the Securities and Exchange Commission's website at www.sec.gov, or from EXCO Resources by directing a request to EXCO Resources, Inc., 12377 Merit Drive, Suite 1700, Dallas, Texas 75251, Attention: Donna Sablotny; or from North Coast Energy by directing a request to North Coast Energy, Inc., 1993 Case Parkway, Twinsburg, OH 44087-2343 Attention: Investor Relations.

CONTACT:
Chuck Faber
Director of Corporate Development
(330) 487-6521
(800) 645-6427
cfaber@northcoastenergy.com

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  Exhibit (a)(9)
NORTH COAST ENERGY'S MAJORITY STOCKHOLDER AGREES TO TENDER SHARES